

Mail Stop 3233

January 9, 2017

Via E-mail
Daniel Shaeffer
Chief Executive Officer
Cottonwood Multifamily REIT II, Inc.
6340 South 3000 East, Suite 500
Salt Lake City, Utah 84121

> **Re:** **Cottonwood Multifamily REIT II, Inc.**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed December 23, 2016**
> **File No. 024-10615**

Dear Mr. Shaeffer:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with an analysis of how Cottonwood Multifamily REIT I's offering differs from this offering such that the offerings should not be aggregated for purposes of the $50 million maximum permitted under Regulation A. In particular, we note that the name of this offering, Cottonwood Multifamily REIT II, may imply that this is a follow-on offering to the previously qualified offering and therefore raises concerns that investors may be confused that Cottonwood Multifamily REIT II is not distinct from Cottonwood Multifamily REIT I.

Note 5- Related Party Transaction, page F-9

2.   We note that you have deleted disclosure regarding your sponsor's option to purchase your operating partnership's interest. We also note disclosure on page F-11 that indicates your sponsor does have the option to purchase your operating partnership's interest. Please revise for consistency.

Exhibit 15.1 – Prior Performance Tables

Table III – Annual Operating Results of Prior Programs

3.   Please note that Guide 5 limits Table III disclosure to "programs the offerings of which closed in the most recent five years." We note your disclosure that Cottonwood Multifamily REIT I, Inc. is still in its offering stage. Please revise Table III to comply with Guide 5. Please also refer to CF Disclosure Guidance Topic No. 6.

        You may contact Nicole Collings, Staff Attorney, at (202) 551-6431 or me at (202) 551-3758 with any questions.

                                        Sincerely,

                                        /s/ Sandra B. Hunter

                                        Sandra B. Hunter
                                        Staff Attorney
                                        Office of Real Estate and
                                        Commodities

cc: Darryl Steinhause
        DLA Piper LLP